QUASAR DISTRIBUTORS, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 28, 2011

VIA EDGAR TRANSMISSION

Ms. Linda B. Stirling, Esquire
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Wall Street EWM Funds Trust (the “Trust”)
File Nos. 333-173481 and 811-22548

Dear Ms. Stirling:

REQUEST FOR ACCELERATION. As the principal underwriter of the Evercore Wealth Management Macro Opportunity Fund, a series of the Trust, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Funds on June 28, 2011, be accelerated to June 30, 2011, or as soon as practicable thereafter.

                Very truly yours,

                Quasar Distributors, LLC

               /s/ James R. Schoenike
                James R. Schoenike
                President